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Confidential

December 6, 2021

Ms. Effie Simpson

Ms. Jean Yu

Ms. Erin Donahue

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Nano Labs Ltd (CIK No. 0001872302)

Response to the Staff’s Comments on

Amendment No. 2 to Draft Registration Statement on

Form F-1 Confidentially Submitted on November 10, 2021

Dear Ms. Simpson, Ms. Yu, Ms. Donahue and Mr. Kruczek,

On behalf of our client, Nano Labs Ltd, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 23, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on November 10, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Responses to the comments contained in the Staff’s letter dated November 23, 2021

Prospectus Summary, page 1

1.

We note your revised disclosure on pages 5-6 in response to prior comment 2. Please revise to also disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 and 58 of the Revised Draft Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊· 桑西尼·古奇·罗沙迪律师事务所

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

2.

We note your revisions in response to prior comment 1. State clearly in this section of your document whether the PCAOB has been or is currently unable to inspect your auditor. Also, we note from the audit opinion and your disclosure that you have a U.S. based auditor that is registered with the PCAOB and appears to be subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and 44 of the Revised Draft Registration Statement.

Holding Company Structure, page 7

3.	We note your response to prior comment 3. Please revise to clarify the amount of proceeds from this offering that you intend to transfer and the purposes to which those funds will be put.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page, page 8, 95 and 96 of the Revised Draft Registration Statement.

Your rights to pursue claims . . ., , page 62

4.

We will continue to evaluate your response to prior comment 5 after you enter into the deposit agreement. Ensure your revisions fully explain the risks to investors resulting from each provision of that agreement. Also ensure your revisions discuss any uncertainty regarding the enforceability of these provisions and whether they apply to claims arising before or after withdrawal of the deposited securities.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that it has engaged a depositary bank and further revised the disclosure on pages 61, 63, 64 and in the “Description of American Depositary Shares” section. The Company is in the process of negotiating terms of the deposit agreement with the Depositary and undertakes to supplement applicable disclosure, if any, as soon as the terms are finalized.

***

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com. Questions pertaining to auditing matters may be directed to the audit engagement partner at MaloneBailey, LLP, Danyang Bian, by telephone at 86-10-8556-3995, or by email at dbian@malone-bailey.com. MaloneBailey, LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:	Jianping Kong, Chairman and Chief Executive Officer, Nano Labs Ltd

Bing Chen, Chief Financial Officer, Nano Labs Ltd

Danyang Bian, Partner, MaloneBailey, LLP

Stephanie Tang, Partner, Hogan Lovells